Exhibit 99.1

CORPORATE RELEASE	4 March 2021

Manchester United Plc Reports

Second Quarter Fiscal 2021 Results

•     2Q Fiscal 2021 Revenues of £172.8 million

•     2Q Fiscal 2021 Adjusted EBITDA of £70.3 million

•     2Q Fiscal 2021 Operating Profit of £48.5 million

Key Points

•	Staggered return of fans in the UK expected from May as lockdown measures ease; UK vaccination program expected to offer first dose to all eligible adults by 31 July

•	Men’s squad strengthened by the addition of Amad Diallo and the women’s team by Norwegian international Maria Thorisdottir

•	Mason Greenwood signed a new contract to 2025, with option to extend for an additional year

•	Increased digital engagement, both sequentially and year over year, drove record-breaking Club e-commerce sales of all three 2020/21 Men’s kits

•	Club’s November launch on TikTok achieved the fastest growing following of any football club on the platform

MANCHESTER, England. – 4 March 2021 – Manchester United (NYSE: MANU; the “Company” and the “Group”) – one of the most popular and successful sports teams in the world - today announced financial results for the 2021 fiscal second quarter ended 31 December 2020.

Management Commentary

Ed Woodward, Executive Vice Chairman, commented, “As we approach a full year since our last game with fans at Old Trafford, we reflect on an extraordinarily challenging 12 months for football and society as a whole. The rapid rollout of vaccines in the UK and beyond gives us confidence that we are now on a path towards normality, including the return of fans to stadia. While the disruption to our operations remains significant, we are pleased by the tremendous resilience the club has demonstrated through the pandemic, underpinned by the dedication of our people and the strength of our commercial business. We have been reminded of the importance of football as a source of community, entertainment and pride to fans around the world, even as we have sorely missed them at Old Trafford. The progress made by Ole and the players this season is clear and our thriving Academy and Women’s team are also adding to the optimism we feel about the future on and off the pitch.”

1

Key Financials (unaudited)

£ million (except earnings per share)	Three months ended 31 December			Six months ended 31 December
	2020	2019	Change	2020	2019	Change
Commercial revenue	62.6	70.6	(11.3%)	122.3	151.0	(19.0%)
Broadcasting revenue	108.7	64.7	68.0%	156.3	97.6	60.1%
Matchday revenue	1.5	33.1	(95.5%)	3.2	55.2	(94.2%)
Total revenue	172.8	168.4	2.6%	281.8	303.8	(7.2%)
Adjusted EBITDA(1)	70.3	72.1	(2.5%)	91.1	106.9	(14.8%)
Operating profit	48.5	36.5	32.9%	21.4	47.5	(54.9%)

Profit for the period (i.e. net income)	63.9	35.0	82.6%	33.6	36.1	(6.9%)
Basic earnings per share (pence)	39.17	21.27	84.2%	20.60	21.96	(6.2%)
Adjusted profit for the period (i.e. adjusted net income)(1)	35.3	25.8	36.8%	10.7	29.7	(64.0%)
Adjusted basic earnings per share (pence)(1)	21.69	15.67	38.4%	6.57	18.02	(63.5%)

Non-current and current borrowings	536.1	492.2	8.9%	536.1	492.2	8.9%
Cash and cash equivalents	80.6	100.9	(20.1%)	80.6	100.9	(20.1%)
Net debt(1)/(2)	455.5	391.3	16.4%	455.5	391.3	16.4%

(1) Adjusted EBITDA, adjusted profit for the period, adjusted basic earnings per share and net debt are non-IFRS measures. See “Non-IFRS Measures: Definitions and Use” on page 7 and the accompanying Supplemental Notes for the definitions and reconciliations for these non-IFRS measures and the reasons we believe these measures provide useful information to investors regarding the Group’s financial condition and results of operations.

(2) The gross USD debt principal remains unchanged. Non-current and current borrowings and cash and cash equivalents as at 31 December 2020 reflect the impact a £60.0 million drawdown on our £200 million revolving credit facilities during the quarter. The increase in net debt compared to 31 December 2019 is primarily driven by the loss of 2020/21 season Matchday cash receipts and the impact of deferred sponsorship payments, partially offset by increased broadcasting receipts.

2

COVID-19 Impact

Operationally, the impact of the pandemic and measures to prevent further spread continues to disrupt our businesses. The Old Trafford Stadium, Museum and Stadium Tour operations remain closed to visitors. The Old Trafford based Megastore was closed to footfall on 31 December 2020 and remains closed as of the date of this report.

Commencement of playing the 2020/21 Premier league fixtures was delayed until 19 September 2020, due to the deferred completion of the 2019/20 season. 2020/21 matches will be played over a more condensed period with most of the current season shortfall being played in the third and fourth quarters, as outlined below.

During the second quarter, the first team played in thirteen Premier League home and away matches, consistent with the prior year quarter. This is in addition to playing six UEFA Champions league home and away matches, compared to five UEFA Europa League matches in the prior year quarter.

During the second quarter, a total of ten home matches were played behind closed doors across all competitions, compared with a total nine home matches with fans in attendance during the prior quarter, creating a significant shortfall in Matchday revenues relative to last year.

The Matchday revenue shortfall has however, been more than offset by Broadcasting revenues given the first teams participation in the UEFA Champions League competition. A large portion of UEFA Champions league broadcasting revenues are attributable to the Group stages of the competition, which was played in full during the second quarter.

Given ongoing uncertainty due to the COVID-19 pandemic, the Company is not providing revenue or adjusted EBITDA guidance for fiscal 2021 at this time.

Phasing of Premier League games	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Total
2020/21 season*	2	13	14	9	38
2019/20 remaining season	6	-	-	-	6
Total FY 2021	8	13	14	9	44
2019/20 season	7	13	9	3	32
2018/19 season	7	13	11	7	38

*Subject to changes in broadcasting scheduling

3

Working Capital and Liquidity

As of 31 December 2020, the Company had £80.6 million of cash balances together with access to an additional £140.0 million available under the Company’s revolving credit facilities. This provides financial flexibility to support the Club through the disruption caused by COVID-19.

Revenue Analysis

Commercial

Commercial revenue for the quarter was £62.6 million, a decrease of £8.0 million, or 11.3%, over the prior year quarter.

•	Sponsorship revenue was £37.8 million, a decrease of £7.3 million, or 16.2%, over the prior year quarter, primarily due to a one-off sponsorship credit in the prior quarter, combined with the impact of the shirt sponsorship extension.

•	Retail, Merchandising, Apparel & Product Licensing revenue was £24.8 million, a decrease of £0.7 million, or 2.7%, over the prior year quarter.

Broadcasting

Broadcasting revenue for the quarter was £108.7 million, an increase of £44.0 million, or 68.0%, over the prior year quarter, due to participation in the UEFA Champions League.

Matchday

Matchday revenue for the quarter was £1.5 million, a decrease of £31.6 million, or 95.5%, over the prior year quarter, due to all matches being played behind closed doors. Nine home games were played in the prior year quarter with fans in attendance.

Other Financial Information

Operating expenses

Total operating expenses for the quarter were £138.6 million, an increase of £7.4 million, or 5.6%, over the prior year quarter.

Employee benefit expenses

Employee benefit expenses for the quarter were £81.7 million, an increase of £10.8 million, or 15.2%, over the prior year quarter. This is due to contracted increases in player salaries due to participation in the UEFA Champions League and continued investment in the first team playing squad.

Other operating expenses

Other operating expenses for the quarter were £20.8 million, a decrease of £4.6 million, or 18.1%, over the prior year quarter, primarily due to reduced business activity as a result of COVID-19. This includes the impact of all matches being played behind closed doors.

4

Depreciation and amortization

Depreciation for the quarter was £3.6 million, a decrease of £0.1 million or 2.7% over the prior year quarter. Amortization for the quarter was £32.5 million, an increase of £1.3 million, or 4.2%, over the prior year quarter. The unamortized balance of registrations on 31 December 2020 was £350.4 million.

Profit/(loss) on disposal of intangible assets

Profit on disposal of intangible assets for the quarter was £14.3 million, compared to a loss of £0.7 million for the prior year quarter. This is due to the close of the summer transfer window during the current year quarter.

Net finance income

Net finance income for the quarter was £19.7 million, compared to net finance income of £15.3 million in the prior year quarter. In both the current and prior year quarter, the movement was driven by foreign exchange gains on unhedged USD borrowings. Underlying net finance costs are consistent with the prior year quarter.

Income tax

The income tax expense for the quarter was £4.3 million, compared to £16.8 million in the prior year quarter.

Cash flows

Overall cash and cash equivalents (including the effects of exchange rate movements) increased by £21.7 million in the quarter to 31 December 2020, compared to a decrease of £39.4 million in the prior year quarter.

Net cash outflow from operating activities for the quarter was £1.0 million, a decrease of £14.2 million over the prior year quarter. This is primarily due to lower working capital movements related to Matchday revenue due to matches being played behind closed doors.

Net capital expenditure on property, plant and equipment for the quarter was £1.4 million, a decrease of £8.5 million over the prior year quarter.

Net capital expenditure on intangible assets for the quarter was £35.0 million, an increase of £27.9 million over the prior year quarter.

Net capital expenditure on derivative financial assets for the quarter was £0.9m, compared to £nil in the prior year quarter.

Net cash inflow from financing activities for the quarter was £59.6 million, compared to a net cash outflow from financing activities in the prior year quarter of £0.4 million. This is due to a £60.0 million drawdown on the revolving credit facilities in the current year quarter.

Net debt

Net Debt as of 31 December 2020 was £455.5 million, an increase of £64.2 million over the year. The increase in net debt compared to 31 December 2019 reflects the loss of 2020/21 season Matchday advance cash receipts, and the impact of deferred sponsorship payments, partially offset by increased broadcasting receipts.

5

Conference Call Details

The Company’s conference call to review fiscal 2021 second quarter results will be broadcast live over the internet today, 4 March 2021 at 4:30 p.m. Eastern Time and will be available on Manchester United’s investor relations website at http://ir.manutd.com. Thereafter, a replay of the webcast will be available for thirty days.

About Manchester United

Manchester United is one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth. Through our 143-year football heritage we have won 66 trophies, enabling us to develop what we believe is one of the world’s leading sports and entertainment brands with a global community of 1.1 billion fans and followers. Our large, passionate and highly engaged fan base provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, broadcasting and matchday initiatives which in turn, directly fund our ability to continuously reinvest in the club.

Cautionary Statements

This press release contains forward-looking statements. You should not place undue reliance on such statements because they are subject to numerous risks and uncertainties relating to the Company’s operations and business environment, all of which are difficult to predict and many are beyond the Company’s control. Forward-looking statements include information concerning certain expectations and uncertainties related to the COVID-19 pandemic and the Company’s possible or assumed future results of operations, including descriptions of its business strategy. These statements often include words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar expressions. The forward-looking statements contained in this press release are based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. You should understand that these statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual financial results or results of operations and could cause actual results to differ materially from those in these forward-looking statements. These factors are more fully discussed in the “Risk Factors” section and elsewhere in the Company’s Registration Statement on Form F-1, as amended (File No. 333-182535) and the Company’s Annual Report on Form 20-F (File No. 001-35627).

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Non-IFRS Measures: Definitions and Use

1.	Adjusted EBITDA

Adjusted EBITDA is defined as profit for the period before depreciation, amortization, profit/loss on disposal of intangible assets, net finance income, and tax.

Adjusted EBITDA is useful as a measure of comparative operating performance from period to period and among companies as it is reflective of changes in pricing decisions, cost controls and other factors that affect operating performance, and it removes the effect of our asset base (primarily depreciation and amortization), material volatile items (primarily profit/loss on disposal of intangible assets and exceptional items), capital structure (primarily finance income/costs), and items outside the control of our management (primarily taxes). Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for an analysis of our results as reported under IFRS as issued by the IASB. A reconciliation of profit for the period to adjusted EBITDA is presented in supplemental note 2.

2.	Adjusted profit for the period (i.e. adjusted net income)

Adjusted profit for the period is calculated, where appropriate, by adjusting for charges/credits related to exceptional items, foreign exchange gains/losses on unhedged US dollar denominated borrowings (including foreign exchange losses immediately reclassified from the hedging reserve following change in contract currency denomination of future revenues), and fair value movements on embedded foreign exchange derivatives and foreign currency options, adding/subtracting the actual tax expense/credit for the period, and subtracting/adding the adjusted tax expense/credit for the period (based on a normalized tax rate of 21%; 2019: 21%). The normalized tax rate of 21% is the current US federal corporate income tax rate.

In assessing the comparative performance of the business, in order to get a clearer view of the underlying financial performance of the business, it is useful to strip out the distorting effects of the items referred to above and then to apply a ‘normalized’ tax rate (for both the current and prior periods) of the weighted average US federal corporate income tax rate of 21% (2019: 21%) applicable during the financial year. A reconciliation of profit for the period to adjusted profit for the period is presented in supplemental note 3.

3. Adjusted basic and diluted earnings per share

Adjusted basic and diluted earnings per share are calculated by dividing the adjusted profit for the period by the weighted average number of ordinary shares in issue during the period. Adjusted diluted loss/earnings per share is calculated by adjusting the weighted average number of ordinary shares in issue during the period to assume conversion of all dilutive potential ordinary shares. There is one category of dilutive potential ordinary shares: share awards pursuant to the 2012 Equity Incentive Plan (the “Equity Plan”). Share awards pursuant to the Equity Plan are assumed to have been converted into ordinary shares at the beginning of the financial year. Adjusted basic and diluted earnings per share are presented in supplemental note 3.

4. Net debt

Net debt is calculated as non-current and current borrowings minus cash and cash equivalents.

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Key Performance Indicators

	Three months ended		Six months ended
	31 December		31 December
	2020	2019	2020	2019
Revenue
Commercial % of total revenue	36.2%	41.9%	43.4%	49.7%
Broadcasting % of total revenue	62.9%	38.4%	55.5%	32.1%
Matchday % of total revenue	0.9%	19.7%	1.1%	18.2%

	2020/21 Season	2019/20 Season	2020/21 Season	2019/20 Season	2019/20 Season
Home Matches Played
PL	7	6	8	3	10
UEFA competitions	3	2	3	1	3
Domestic Cups	-	1	-	-	2
Away Matches Played
PL	6	7	7	3	10
UEFA competitions	3	3	3	2	3
Domestic Cups	1	1	3	1	1

Other
Employees at period end	991	979	991	979
Employee benefit expenses % of revenue	47.3%	42.1%	54.5%	46.5%

Contacts

Investor Relations:	Media Relations:
Corinna Freedman	Charlie Brooks
Head of Investor Relations	Director of Communications
+44 738 491 0828	+44 161 868 8148
Corinna.Freedman@manutd.co.uk	charlie.brooks@manutd.co.uk

8

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

(unaudited; in £ thousands, except per share and shares outstanding data)

	Three months ended 31 December		Six months ended 31 December
	2020	2019	2020	2019
Revenue from contracts with customers	172,850	168,455	281,822	303,826
Operating expenses	(138,659)	(131,253)	(262,132)	(267,674)
Profit/(loss) on disposal of intangible assets	14,278	(715)	1,683	11,302
Operating profit	48,469	36,487	21,373	47,454
Finance costs	(5,722)	(5,386)	(25,296)	(11,912)
Finance income	25,424	20,644	45,019	18,732
Net finance income	19,702	15,258	19,723	6,820
Profit before income tax	68,171	51,745	41,096	54,274
Income tax expense	(4,343)	(16,738)	(7,538)	(18,139)
Profit for the period	63,828	35,007	33,558	36,135

Basic earnings per share:
Basic earnings per share (pence)	39.17	21.27	20.60	21.96
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share (thousands)	162,939	164,573	162,939	164,573
Diluted earnings per share:
Diluted earnings per share (pence)	39.07	21.25	20.54	21.94
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share (thousands) (1)	163,385	164,746	163,385	164,737

9

CONSOLIDATED BALANCE SHEET

(unaudited; in £ thousands)

	As of
	31 December 2020	30 June 2020	31 December 2019
ASSETS
Non-current assets
Property, plant and equipment	251,183	254,439	253,523
Right-of-use assets	3,930	4,559	5,168
Investment properties	20,692	20,827	24,792
Intangible assets	777,473	775,170	758,476
Deferred tax asset	61,786	58,362	53,862
Trade receivables	34,333	43,694	40,586
Derivative financial instruments	536	1,609	-
	1,149,933	1,158,660	1,136,407
Current assets
Inventories	2,792	2,186	2,535
Prepayments	16,183	6,503	13,211
Contract assets – accrued revenue	65,795	45,966	78,098
Trade receivables	62,907	115,985	26,313
Other receivables	371	239	614
Income tax receivable	1,223	1,214	618
Derivative financial instruments	1,776	1,174	-
Cash and cash equivalents	80,620	51,539	100,856
	231,667	224,806	222,245
Total assets	1,381,600	1,383,466	1,358,652

10

CONSOLIDATED BALANCE SHEET (continued)

(unaudited; in £ thousands)

	As of
	31 December 2020	30 June 2020	31 December 2019
EQUITY AND LIABILITIES
Equity
Share capital	53	53	53
Share premium	68,822	68,822	68,822
Treasury shares	(21,305)	(21,305)	-
Merger reserve	249,030	249,030	249,030
Hedging reserve	(13,529)	(32,565)	(26,247)
Retained earnings	122,508	87,197	169,341
	405,579	351,232	460,999
Non-current liabilities
Deferred tax liabilities	30,851	31,337	37,766
Contract liabilities - deferred revenue	13,772	18,759	23,605
Trade and other payables	60,809	51,322	31,241
Borrowings	471,026	520,010	486,852
Lease liabilities	3,255	3,326	3,626
Derivative financial instruments	7,390	9,136	2,323
	587,103	633,890	585,413
Current liabilities
Contract liabilities - deferred revenue	137,447	171,574	143,577
Trade and other payables	173,008	216,093	152,093
Income tax liabilities	12,607	4,005	9,429
Borrowings	65,114	5,605	5,288
Lease liabilities	568	1,067	1,622
Derivative financial instruments	174	-	231
	388,918	398,344	312,240
Total equity and liabilities	1,381,600	1,383,466	1,358,652

11

CONSOLIDATED STATEMENT OF CASH FLOWS

(unaudited; in £ thousands)

	Three months ended 31 December		Six months ended 31 December
	2020	2019	2020	2019
Cash flows from operating activities
Cash generated from/(used in) operations (see supplemental note 4)	2,100	(13,833)	74,510	(18,439)
Interest paid	(2,498)	(1,585)	(10,184)	(10,506)
Interest received - 406 1 1,050 Tax paid	(641)	(208)	(3,056)	(1,697)
Net cash (outflow)/inflow from operating activities	(1,039)	(15,220)	61,271	(29,592)
Cash flows from investing activities
Payments for property, plant and equipment	(1,339)	(9,879)	(3,158)	(13,030)
Payments for intangible assets	(37,968)	(11,598)	(108,775)	(187,311)
Proceeds from sale of intangible assets	2,991	4,530	22,182	22,009
Payments for derivative financial assets	(939)	-	(939)	-
Net cash outflow from investing activities	(37,255)	(16,947)	(90,690)	(178,332)
Cash flows from financing activities
Proceeds from borrowings	60,000	-	60,000	-
Principal elements of lease payments	(412)	(382)	(820)	(761)
Net cash inflow/(outflow) from financing activities	59,588	(382)	59,180	(761)
Net increase/(decrease) in cash and cash equivalents	21,294	(32,549)	29,761	(208,685)
Cash and cash equivalents at beginning of period	58,940	140,307	51,539	307,637
Effects of exchange rate changes on cash and cash equivalents	386	(6,902)	(680)	1,904
Cash and cash equivalents at end of period	80,620	100,856	80,620	100,856

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SUPPLEMENTAL NOTES

1	General information

Manchester United plc (the “Company”) and its subsidiaries (together the “Group”) is a men’s and women’s professional football club together with related and ancillary activities. The Company incorporated under the Companies Law (as amended) of the Cayman Islands.

2	Reconciliation of profit for the period to adjusted EBITDA

	Three months ended 31 December		Six months ended 31 December
	2020 £’000	2019 £’000	2020 £’000	2019 £’000
Profit for the period	63,828	35,007	33,558	36,135
Adjustments:
Income tax expense	4,343	16,738	7,538	18,139
Net finance income	(19,702)	(15,258)	(19,723)	(6,820)
(Profit)/loss on disposal of intangible assets	(14,278)	715	(1,683)	(11,302)
Amortization	32,459	31,257	64,002	63,444
Depreciation	3,663	3,626	7,449	7,268
Adjusted EBITDA	70,313	72,085	91,141	106,864

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3	Reconciliation of profit for the period to adjusted profit for the period and adjusted basic and diluted earnings per share

	Three months ended 31 December		Six months ended 31 December
	2020 £’000	2019 £’000	2020 £’000	2019 £’000
Profit for the period	63,828	35,007	33,558	36,135
Foreign exchange gains on unhedged US dollar denominated borrowings	(23,752)	(19,522)	(42,835)	(17,074)
Foreign exchange losses immediately reclassified from the hedging reserve following change in contract currency denomination of future revenues	-	-	14,837	-
Fair value movement on embedded foreign exchange derivatives/foreign currency options	316	425	446	346
Income tax expense	4,343	16,738	7,538	18,139
Adjusted profit before income tax	44,735	32,648	13,544	37,546
Adjusted income tax expense (using a normalized tax rate of 21% (2019: 21%))	(9,394)	(6,856)	(2,844)	(7,885)
Adjusted profit for the period (i.e. adjusted net income)	35,341	25,792	10,700	29,661

Adjusted basic earnings per share:
Adjusted basic earnings per share (pence)	21.69	15.67	6.57	18.02
Weighted average number of ordinary shares used as the denominator in calculating adjusted basic earnings per share (thousands)	162,939	164,573	162,939	164,573
Adjusted diluted earnings per share:
Adjusted diluted earnings per share (pence)	21.63	15.66	6.55	18.01
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating adjusted diluted earnings per share (thousands)	163,385	164,746	163,385	164,737

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4	Cash generated from/(used in) operations

	Three months ended 31 December		Six months ended 31 December
	2020 £’000	2019 £’000	2020 £’000	2019 £’000
Profit for the period	63,828	35,007	33,558	36,135
Income tax expense	4,343	16,738	7,538	18,139
Profit before income tax	68,171	51,745	41,096	54,274
Adjustments for:
Depreciation	3,663	3,626	7,449	7,268
Amortization	32,459	31,257	64,002	63,444
(Profit)/loss on disposal of intangible assets	(14,278)	715	(1,683)	(11,302)
Net finance income	(19,702)	(15,258)	(19,723)	(6,820)
Non-cash employee benefit expense – equity-settled share-based payments	488	227	1,753	365
Foreign exchange losses/(gains) on operating activities	50	87	1,174	(286)
Reclassified from hedging reserve	114	2,957	(412)	5,811
Changes in working capital:
Inventories	750	129	(606)	(405)
Prepayments	3,519	2,171	(9,908)	(181)
Contract assets – accrued revenue	(38,920)	(38,165)	(19,829)	(38,566)
Trade receivables	9,950	6,160	63,256	8,504
Other receivables	67	14,655	(132)	574
Contract liabilities – deferred revenue	(41,234)	(66,449)	(39,114)	(56,318)
Trade and other payables	(2,997)	(7,690)	(12,813)	(44,801)
Cash generated from/(used in) operations	2,100	(13,833)	74,510	(18,439)

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